February 12, 2008	(via EDGAR electronic transmission and facsimile)

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

Attention: Mr. John Stickel

RE:	Aces Wired, Inc. Registration Statement on Form SB-2/A#6 Filed: February 1, 2008 File No. 333-138527

On February 1, 2008, Aces Wired, Inc. (the Registrant) filed Amendment No. 6 to the subject Registration Statement on Form SB-2 (the Registration Statement).

It is our understanding that the Securities and Exchange Commission (the Commission) has completed its review of Amendment No. 6 and has no further comments on the Registration Statement. Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Commission take appropriate action to accelerate the effectiveness of the Registration Statement so that it becomes effective at 5:00 p.m., Eastern Standard Time, on February 14, 2008, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at 214-261-1966 if you have any questions or comments regarding the matters discussed herein.

Sincerely yours,

Christopher C. Domijan,
Executive Vice President and Chief Financial Officer

c:	Via facsimile (832) 397 8071
William T. Heller IV, Esq.
Thompson and Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002